SUB-ITEM 77C

Submission of matters to a vote of security holders

A special meeting of the shareholders of the
New York Tax-Free fund was held on November 12, 2009
to vote on the following proposal. The proposal
received the required number of votes for the
fund and was adopted. A summary of voting
results is listed below the proposal.

Proposal 1: To Approve A Change In The Fund’s

Diversification Status From Diversified
To Non-Diversified

Affirmative:  7,271,606.12
Against: 396,984.45
Abstain:  66,731.88